                                                       EXHIBIT H

                    PROPOSED FORM OF NOTICE

   New England Electric Resources, Inc. (NEERI), a wholly-owned, non-utility subsidiary of New England Electric System (NEES), and NEES have filed Form U-1 Application/Declaration File No. 70-______ under Sections 9(a), 10, 12, 32, and 33 of the Public Utility Holding Company Act of 1935 (the Act) and Rules 45,53, and 54 thereunder.

   NEERI seeks to make an equity investment of $1 million in Underwater Unlimited Diving Services, Inc. (UUDSI). UUDSI, a Florida corporation, is an underwater diving company providing inspection, evaluation, repair and remediation services to the hydroelectric industry.

   Pursuant to a stock purchase agreement negotiated with UUDSI, NEERI intends to purchase 200,000 shares of UUDSI's convertible nonvoting preferred stock (the Shares) at a price of $5.00 per share, for a total equity investment of $1 million. The Shares may be converted to shares of voting and/or nonvoting common stock upon the closing of an initial public offering in which UUDSI's proceeds from such offering are not less than $15 million and in which the share offering price is $15 or more. The Shares will have full ratchet anti-dilution protection. NEERI's investment in the Shares will not result in NEERI's ownership of more than 5% of the voting securities of UUDSI.

   NEES proposes to provide financing for NEERI's investment in UUDSI by making a capital contribution in NEERI of not exceeding $1 million or acquiring not exceeding $1 million of non-interest bearing subordinated notes of NEERI. This investment will be in addition to previously authorized financings by NEES in NEERI.